UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

InterXion Holding N.V.

(Name of Subject Company)

InterXion Holding N.V.

(Name of Person Filing Statement)

Ordinary Shares, Par Value € 0.10 Per Share

(Title of Class of Securities)

N47279109

(CUSIP Number of Class of Securities)

Scorpius 30

2132 LR Hoofddorp

The Netherlands

+31 20 880 7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Jeffrey J. Rosen

William D. Regner

Sue Meng

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

212-909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by InterXion Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (the “Company”) with the Securities and Exchange Commission on January 29, 2020, relating to the exchange offer (the “Offer”) by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a subsidiary of Digital Realty Trust, Inc., a Maryland corporation (“Parent”), pursuant to which the Buyer is offering to exchange each outstanding Company ordinary share, par value €0.10 per share, validly tendered and not properly withdrawn pursuant to the Offer for the right to receive 0.7067 shares of Parent common stock, par value $0.01 per share.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added to the end of the section entitled “(b) Exchange Offer – Offer”:

At 12:01 a.m., New York City time, on March 9, 2020, the offering period for the Offer expired as scheduled. American Stock Transfer & Trust Company LLC, the exchange agent for the Offer, has advised that, as of the Expiration Time, a total of 64,732,624 Shares representing approximately 83.3% of the outstanding Shares, had been validly tendered and not properly withdrawn pursuant to the Offer.

As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition and all other conditions to the Offer were satisfied or waived, Buyer accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and, as soon as practicable expects to make payment of the Offer Consideration for such Shares.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 of the Exchange Act, Buyer has commenced the Subsequent Offering Period, which will expire at 12:01 a.m., New York City time, on March 12, 2020. Shares validly tendered during the Subsequent Offering Period will be accepted by Buyer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

InterXion Holding N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: March 9, 2020